UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 1-14862

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquímico de Camaçari

Camaçari, Bahia – CEP 42810-000 Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Braskem S.A.

Condensed consolidated interim financial information (ITR) at

June 30, 2017

and Independent Auditors’ Report Review

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Braskem S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Braskem S.A. and its subsidiaries (the “Company”) as of June 30, 2017, and the related condensed consolidated statements of operations and comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016 and the condensed consolidated statements of changes in shareholder’s equity and cash flows for the six-month periods ended June 30, 2017 and 2016. This condensed consolidated interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2.3 to the condensed consolidated interim financial information, the Company has restated its 2016 and 2015 financial statements to correct misstatements.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2016, and the related consolidated statement of operations, comprehensive income, of statement of changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated September 22, 2017, which included a paragraph regarding the correction of an error in the 2015 and 2014 financial statements, we expressed an unqualified opinion on those consolidated financial statements.

/s/ PricewaterhouseCoopers

Auditores Independentes

Salvador, Brazil, September 27, 2017

Braskem S.A.

Unaudited condensed consolidated balance sheet

at June 30, 2017

All amounts in thousands of reais

Assets	Note	Jun/2017	Dec/2016
Current assets
Cash and cash equivalents	4	5,711,450	6,701,864
Financial investments	5	2,677,819	1,190,483
Trade accounts receivable	6	2,460,514	1,634,137
Inventories	7	5,907,679	5,238,014
Taxes recoverable	9	1,184,187	826,015
Dividends and interest on capital	8	20,729	14,986
Prepaid expenses		204,444	101,747
Derivatives operations	15.2.1		8,387
Other receivables		311,058	180,915

		18,477,880	15,896,548

Non-current assets held for sale	3		359,704
		18,477,880	16,256,252

Non-current assets
Trade accounts receivable	6	62,697	70,236
Advances to suppliers	7	53,998	61,533
Taxes recoverable	9	1,148,419	1,088,353
Deferred income tax and social contribution	17(b.ii)	1,026,328	1,653,115
Judicial deposits		243,349	233,320
Insurance claims		39,650	50,653
Derivatives operations	15.2.1	14,820	29,308
Other receivables		174,117	140,971
Investments	10(b)	96,880	92,313
Property, plant and equipment	11	30,448,082	29,336,710
Intangible assets	12	2,785,911	2,809,087

		36,094,251	35,565,599

Total assets		54,572,131	51,821,851

The Management notes are an integral part of the financial statements.

Braskem S.A.

Unaudited condensed consolidated balance sheet at June 30, 2017
All amounts in thousands of reais	Continued

Liabilities and shareholders’ equity	Note	Jun/2017	Dec/2016
Current liabilities
Trade payables		5,257,693	6,545,136
Borrowings	13	4,216,322	2,594,463
Braskem Idesa borrowings	14	10,195,823	10,437,791
Derivatives operations	15.2.1	41,350	29,042
Payroll and related charges		476,967	562,455
Taxes payable	16	947,680	624,080
Dividends		2,560	3,083
Advances from customers		219,267	203,216
Leniency agreement	19.3	985,630	1,354,492
Sundry provisions	18	78,875	112,891
Other payables		212,317	476,262

		22,634,484	22,942,911

Non-current liabilities held for sale	3		95,396
		22,634,484	23,038,307

Non-current liabilities
Trade payables		272,911	201,686
Borrowings	13	19,385,947	20,736,604
Derivatives operations	15.2.1	840,485	861,302
Taxes payable	16	40,424	24,097
Loan to non-controlling shareholders of Braskem Idesa		1,679,492	1,620,519
Deferred income tax and social contribution	17(b.ii)	1,025,736	510,523
Post-employment benefits		171,318	162,136
Advances from customers		75,186	162,955
Contingencies	19	1,015,882	985,237
Leniency agreement	19.3	1,328,714	1,498,738
Sundry provisions	18	207,100	206,245
Other payables		154,437	92,792

		26,197,632	27,062,834

Shareholders’ equity	20
Capital		8,043,222	8,043,222
Capital reserve		232,430	232,430
Revenue reserves		834,616	834,616
Other comprehensive income		(5,526,437)	(6,321,859)
Treasury shares		(49,819)	(49,819)
Retained earnings		2,911,851

Total attributable to the Company’s shareholders		6,445,863	2,738,590

Non-controlling interest in Braskem Idesa		(705,848)	(1,017,880)

		5,740,015	1,720,710

Total liabilities and shareholders’ equity		54,572,131	51,821,851

The Management notes are an integral part of the financial statements.

Braskem S.A.

Unaudited condensed consolidated statements of operations and of comprehensive income at June 30, 2017

All amounts in thousands of reais

Continued operations	Note	2Q2017	YTD2017	2Q2016	YTD2016
				Restated	Restated
Net sales revenue	22	11,870,430	24,470,158	11,721,937	23,636,532
Cost of products sold		(8,979,357)	(17,890,990)	(8,460,914)	(17,074,199)

		2,891,073	6,579,168	3,261,023	6,562,333

Income (expenses)
Selling and distribution		(358,284)	(704,586)	(341,888)	(648,644)
General and administrative		(311,821)	(622,384)	(301,368)	(586,624)
Research and development		(38,483)	(72,145)	(40,034)	(82,628)
Results from equity investments	10(c)	10,642	22,851	11,690	13,377
Other income (expenses), net	23	118,316	16,807	(225,882)	(363,505)

		2,311,443	5,219,711	2,363,541	4,894,309

Financial results	24
Financial expenses		(820,578)	(1,656,087)	(901,777)	(1,692,159)
Financial income		151,550	316,530	210,261	375,755
Exchange rate variations, net		(8,431)	276,604	(1,202,296)	(2,062,692)

		(677,459)	(1,062,953)	(1,893,812)	(3,379,096)

Profit before income tax and social contribution		1,633,984	4,156,758	469,729	1,515,213

Current and deferred income tax and social contribution	17(a)	(491,563)	(1,108,963)	(202,407)	(463,225)

Profit for the period of continued operations		1,142,421	3,047,795	267,322	1,051,988

	3
Discontinued operations results
Profit from discontinued operations			13,499	10,897	27,200
Current and deferred income tax and social contribution			(4,623)	(3,512)	(8,927)

			8,876	7,385	18,273
Profit for the period		1,142,421	3,056,671	274,707	1,070,261

Attributable to:
Company’s shareholders		1,089,848	2,897,400	406,980	1,230,371
Non-controlling interest in Braskem Idesa		52,573	159,271	(132,273)	(160,110)

Profit for the period		1,142,421	3,056,671	274,707	1,070,261

The Management notes are an integral part of the financial statements.

Braskem S.A.

Unaudited condensed consolidated statements of operations and of comprehensive income at June 30, 2017

All amounts in thousands of reais, except earnings or loss per share	Continued

	Note		2Q2017	YTD2017	2Q2016	YTD2016
					Restated	Restated
Profit for the period			1,142,421	3,056,671	274,707	1,070,261
Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge			(36,411)	51,167	151,913	179,831
Income tax and social contribution			12,821	(15,650)	(54,348)	(68,307)
Fair value of cash flow hedge from jointly-controlled			3,168	3,762	(2,761)	(12,765)

			(20,422)	39,279	94,804	98,759
Exchange variation of foreign sales hedge	15.3	(a.i)	(711,317)	(230,507)	2,213,130	4,433,659
Sales Hedge - transfer to profit or loss	15.3	(a.i)	249,722	498,962	345,443	767,243
Income tax and social contribution on exchange variation			156,942	(91,275)	(869,915)	(1,768,307)
Exchange variation of foreign sales hedge - Braskem Idesa	15.3	(a.ii)	496,071	1,403,603	(914,249)	(1,093,972)
Sales Hedge - transfer to profit or loss - Braskem Idesa	15.3	(a.ii)	42,992	73,910	14,297	14,297
Income tax on exchange variation - Braskem Idesa			(161,719)	(443,254)	274,275	328,192

			72,691	1,211,439	1,062,981	2,681,112
Foreign subsidiaries currency translation adjustment			10,846	(288,565)	40,643	(23,989)

Total			63,115	962,153	1,198,428	2,755,882

Total comprehensive income for the period			1,205,536	4,018,824	1,473,135	3,826,143

Attributable to:
Company’s shareholders			1,121,975	3,706,792	1,653,004	4,013,484
Non-controlling interest in Braskem Idesa			83,561	312,032	(179,869)	(187,341)

Total comprehensive income for the period			1,205,536	4,018,824	1,473,135	3,826,143

					Basic and diluted
					YTD2017	YTD2016
	Note					Restated
Profit per share attributable to the shareholders of the Company of continued operations at the end of the period (R$) (expressed in reais)	21
Earnings per share - common					3.6309	1.5206
Earnings per share - preferred shares class “A”					3.6309	1.5206
Earnings per share - preferred shares class “B”					0.6069	0.6065

Profit per share attributable to the shareholders of the Company of discontinued operations at the end of the period (R$)
Earnings per share - common					0.0112	0.0258
Earnings per share - preferred shares class “A”					0.0112	0.0258

Profit per share attributable to the shareholders of the Company at the end of the period (R$)
Earnings per share - common					3.6421	1.5463
Earnings per share - preferred shares class “A”					3.6421	1.5463
Earnings per share - preferred shares class “B”					0.6069	0.6065

The Management notes are an integral part of the financial statements.

Braskem S.A.

Unaudited condensed consolidated statements of changes in shareholder’s equity

All amounts in thousands of reais

		Attributed to shareholders’ interest
				Revenue reserves						Total
						Additional	Other		Retained	Braskem	Non-controlling	Total
			Capital	Legal	Retention	dividends	comprehensive	Treasury	earnings	shareholders’	interest in	shareholders’
	Note	Capital	reserve	reserve	of profits	proposed	income	shares	(losses)	interest	Braskem Idesa	equity
At December 31, 2015 - restated	2.4	8,043,222	232,430	229,992	2,404,663	247,364	(9,060,710)	(49,819)	(416,768)	1,630,374	(684,885)	945,489

Comprehensive income for the period:
Profit for the period - restated									1,230,371	1,230,371	(160,110)	1,070,261
Exchange variation of foreign sales hedge, net of taxes							2,868,983			2,868,983	(187,871)	2,681,112
Fair value of cash flow hedge, net of taxes							130,105			130,105	(31,346)	98,759
Foreign subsidiaries currency translation adjustment							(215,975)			(215,975)	191,986	(23,989)

							2,783,113		1,230,371	4,013,484	(187,341)	3,826,143
Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net							(13,619)		13,619
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482

							(14,101)		14,101
Contributions to shareholders:
Additional dividends approved by the General Meeting						(247,364)				(247,364)		(247,364)

						(247,364)				(247,364)		(247,364)

At June 30, 2016 - restated	2.4	8,043,222	232,430	229,992	2,404,663		(6,291,698)	(49,819)	827,704	5,396,494	(872,226)	4,524,268

At December 31, 2016		8,043,222	232,430	229,992	604,624		(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

Comprehensive income for the period:
Profit for the period									2,897,400	2,897,400	159,271	3,056,671
Exchange variation of foreign sales hedge, net of taxes							952,874			952,874	258,565	1,211,439
Fair value of cash flow hedge, net of taxes							31,636			31,636	7,643	39,279
Foreign currency translation adjustment							(175,118)			(175,118)	(113,447)	(288,565)

							809,392		2,897,400	3,706,792	312,032	4,018,824
Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net							(13,488)		13,488
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482

							(13,970)		13,970
Contributions to shareholders:
Lapsed dividends									481	481		481

									481	481		481

At June 30, 2017		8,043,222	232,430	229,992	604,624		(5,526,437)	(49,819)	2,911,851	6,445,863	(705,848)	5,740,015

The Management notes are an integral part of the financial statements.

Braskem S.A.

Unaudited condensed consolidated statement of cash flows

at June 30, 2017

All amounts in thousands of reais

	Note		Jun/2017	Jun/2016
	2.4			Restated
Profit before income tax and social contribution and for the result with discontinued operations			4,156,758	1,542,413
Adjustments for reconciliation of profit
Depreciation, amortization and depletion			1,424,202	1,243,975
Results from equity investments	10	(c)	(22,851)	(13,377)
Interest and monetary and exchange variations, net			1,292,218	931,709
Gain from divestment in subsidiary	3		(276,816)
Provision for losses and write-offs of long-lived assets			25,730	12,959

			6,599,241	3,717,679

Changes in operating working capital
Held-for-trading financial investments			(1,430,383)	(466,498)
Trade accounts receivable			(820,306)	732,656
Inventories			(663,855)	373,946
Taxes recoverable			184,040	686,777
Prepaid expenses			(102,697)	7,922
Other receivables			(46,675)	(25,407)
Trade payables			(1,346,034)	(2,364,352)
Taxes payable			(177,213)	(9,815)
Advances from customers			(71,718)	(47,148)
Leniency agreement			(607,358)
Sundry provisions			(2,516)	5,043
Other payables			(227,315)	(179,173)

Cash from operations			1,287,211	2,431,630

Interest paid			(1,024,942)	(938,968)
Income tax and social contribution paid			(602,278)	(668,126)

Net cash (provided) generated by operating activities			(340,009)	824,536

Proceeds from the sale of fixed assets			1,468	114
Funds received on the sale of investments	3		450,000
Acquisitions of property, plant and equipment and intangible assets	(i	)	(755,063)	(1,233,146)
Premuim in the dollar put option			(9,771)
Held-for-maturity financial investments				38,353

Net cash used in investing activities			(313,366)	(1,194,679)

Short-term and Long-term debt
Obtained			1,486,963	1,937,284
Payments			(1,513,356)	(1,865,492)
Braskem Idesa borrowings
Obtained funds			187,959	153,126
Payment of borrowings			(448,525)	(227,201)
Dividends paid			(41)	(998,982)

Net cash provided by financing activities			(287,000)	(1,001,265)

Exchange variation on cash of foreign subsidiaries			(50,039)	568,780

Decrease in cash and cash equivalents			(990,414)	(802,628)

Represented by
Cash and cash equivalents at the beginning of the period			6,701,864	7,043,262
Cash and cash equivalents at the end of the period			5,711,450	6,240,634

Decrease in cash and cash equivalents			(990,414)	(802,628)

(i)	In the period ended June 30, 2016, the capitalized interest paid that was included in this item (R$252,722) was reclassified to “Interest paid” (Note 2.4(a)).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

1.	Operations

Braskem S.A. is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)	Significant operating events impacting these financial statements

(i)	In January 2017, Braskem’s new line to produce ultra-high molecular weight polyethylene (UHMWPE), known commercially as UTEC®, started operations. Located in La Porte, Texas, United States, the plant will complement the production capacity of the existing line in Brazil at the petrochemical complex in Camaçari.

(ii)	On January 27, 2017, the Board of Directors of the Company authorized the execution of a purchase agreement with Odebrecht Utilities S.A., through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A., which represent 63.7% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction.

The consummation of the acquisition is subject to a vote by the Shareholders’ Meeting of Braskem, in accordance with Article 256 of Federal Law 6,404/76, and to the conditions precedent typical to transactions of this nature. The Shareholders’ Meeting has not yet to been called.

(iii)	On June 21, 2017, the Board of Directors approved the construction of a new polypropylene production facility in the city of La Porte, Texas, in the United States. The approximate amount is up to US$675 million(*) to the production of 450 thousand tons per year(*). Completion of this project is planned for 2020.

(*) unaudited

(b)	Net working capital

On June 30, 2017, in compliance with IAS 1—Presentation of Financial Statements, the subsidiary Braskem Idesa reclassified to current liabilities the finance obligations whose original maturities are long term, since certain contractual obligations (covenants) as of June 30, 2017 were in default (Notes 13(a) and 14). Consequently, the net working capital became negative R$4,156,604.

It should be noted that Braskem Idesa has been settling its debt service obligations in accordance with the original maturity schedule, none of the creditors has requested immediate repayment of such obligations and, without the above reclassification, consolidated net working capital is positive at R$5,030,520.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

2.	Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the condensed interim financial information in relation to those presented in the December 31, 2016 financial statements, except for what is disclosed in the footnotes 2.4 Change in accounting policy.

2.1.	Basis of preparation

This unaudited condensed interim financial information should be read together with the financial statements of Braskem as of December 31, 2016, which were prepared and presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the condensed interim financial information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the unaudited condensed interim financial information in relation to those used in the December 31, 2016 financial statements.

Issue of this unaudited condensed interim financial information was authorized by the Executive Board on September 27, 2017.

2.1.1	Unaudited consolidated condensed interim financial information

The unaudited condensed interim financial information was prepared and is being presented in accordance with the pronouncements IAS 34—Interim Financial Reporting, which establish the minimum content for interim financial statements.

All relevant information pertaining exclusively to these unaudited interim financial statements is presented herein and corresponds to the information used by the Management of the Company.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

The condensed interim financial information includes the condensed interim financial information of Braskem S.A. and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total and voting interest - %
		Headquarters	Jun/2017	Dec/2016
Direct and Indirect subsidiaries
Braskem America Finance Company (“Braskem America Finance”)		EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH (“Braskem Austria”)	(i)	Austria	100.00	100.00
Braskem Europe GmbH (“Braskem Alemanha”)		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. (“Braskem Idesa”)		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV (“Braskem Idesa Serviços”)		Mexico	75.00	75.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM (“Braskem México Sofom”)		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV (“Braskem México”)		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV (“Braskem México Serviços”)		Mexico	100.00	100.00
Braskem Netherlands B.V. (“Braskem Holanda”)		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ltda. (“Braskem Petroquímica”)		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
Specific Purpose Entity (“SPE”)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado
Crédito Privado Longo Prazo (“FIM Júpiter”)		Brazil	100.00	100.00

(i)	In the process of dissolution.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

2.2.	Foreign and functional currency

The information on functional and foreign currency was presented in the 2016 annual financial statements of the Company, in Note 2.2.

Exchange variation effects

The main effects from exchange variation in this condensed interim financial information are shown below:

	Final rate			Average rate for period ended
	Jun/2017	Dec/2016	Variation	Jun/2017	Jun/2017	Variation
U.S. dollar - Brazilizan real	3.3082	3.2591	1.51%	3.1807	3.7017	-14.08%
U.S. dollar - Mexican peso	18.0820	20.6352	-12.37%	19.4478	18.0712	7.62%
U.S. dollar - Euro	0.8763	0.9479	-7.54%	0.9239	0.8957	3.14%

2.3.	Restatement

The statements of operations, of the starting balance of equity and of cash flows for the period ended June 30, 2016 and the starting balance of equity in December 2015 were restated due to the adjustment of taxes recognized from prior periods and other prior-year adjustments. The information related to this restatement was reported in the 2016 annual financial statements of the Company, in Note 2.4. The effect on the statement of income for the period ended June 30, 2016, corresponding to the update by the SELIC, recorded under “financial expenses”, was R$11,808.

Additionally, the statement of cash flows for the period ended June 30, 2016 was restated due to the reclassification of Brazilian government bonds from “cash and cash equivalents” to “financial investments” (negative variation of R$103,538 in the period ended June 30, 2016 as explained in Note 5.ii).

2.4.	Change in accounting policy

(a)	The Management of Braskem decided to change, in the statement of cash flows, the presentation of capitalized interest paid, which previously was presented under the group referred to as “cash used in investment activities.” These expenses are now recorded under the item “interest paid.” This change enables: (i) the direct identification of the total amount paid as interest; and (ii) greater accuracy in determining the net cash from operations. The amount reclassified in the period ended June 30, 2016 was R$252,722.

(b)	In 2017, the Company changed the classification of provision for profit sharing to standardize such classification among all companies, whether or not productive, and because it deemed the current classification more appropriate, since this provision does not present recurring elements or, even when recurring, the amounts differ from year to year.

In the period ended June 30, 2016, the amounts related to this item were reclassified from “costs of products sold” (R$83,363), “selling and distribution expenses” (R$3,994) and “general and administrative expenses” (R$96,515) to the item “other income (expenses), net” (Note 23).

3.	Available-for-sale assets and discontinued operations

On January 9, 2017, the Board of Directors approved the sale of the subsidiaries Quantiq Distribuidora Ltda and IQAG Armazens Gerais Ltda to the company GTM do Brasil Comércio de Produtos Químicos Ltda. The sale

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

agreement, in the amount of R$550 million, was signed on the following day, and in January the operation was approved by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica). The approval of the sale plan was made by Management during the second half of 2016. The transfer of control to the buyer company was concluded on April 3, 2017. On the same date, Braskem received R$450 million. The remaining R$100 million will be received within 12 months, subject to adjustments typical to operations of this nature. The capital gain from the operation was R$276,816 (Total income of R$550,000 (-) net assets of R$273,184) registered in the second quarter.

Assets and liabilities classified as held for sale and profit or loss from discontinued operations until the date of transfer of control are shown below:

	Mar/2017	Dec/2016
Assets and liabilities classified as held for sale
Assets
Cash and cash equivalents	40,216	76,146
Trade accounts receivable	119,076	65,626
Inventories	82,815	84,296
Taxes recoverable	46,858	45,859
Property, plant and equipment	61,591	61,037
Intangible assets	6,729	6,665
Other assets	17,932	20,075

Total assets	375,217	359,704

Liabilities
Trade payables	75,852	62,692
Payroll and related charges	7,099	11,170
Dividends	6,371	6,371
Taxes payable	9,668	7,064
Other payables	3,043	8,099

Total liabilities	102,033	95,396

Net assets (Assets (-) Liabilities)	273,184	264,308

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

	Mar/2017	Dec/2016
Result with discontinued operations
Net sales revenue	212,238	211,915
Cost of products sold and services provided	(176,957)	(169,739)

Gross profit	35,281	42,176

Income (expenses)
Selling and distribution	(10,164)	(11,617)
General and administrative	(12,067)	(20,021)
Other income (expenses), net	(1,298)	1,691

Operating profit	11,752	12,229

Financial results	1,747	4,074

Profit before income tax and social contribution	13,499	16,303

Current and deferred income tax and social contribution	(4,623)	(5,415)

Result with discontinued operations	8,876	10,888

4.	Cash and cash equivalents

The information on cash and cash equivalents were presented in the 2016 annual financial statements of the Company, in Note 6.

			Jun/2017	Dec/2016
Cash and banks	(i	)	2,567,561	2,178,611
Cash equivalents:
Domestic market			1,743,939	2,914,685
Foreign market	(i	)	1,399,950	1,608,568

Total			5,711,450	6,701,864

(i)	On June 30, 2017, it includes cash and banks of R$243,796 (R$172,390 on December 31, 2016) and cash equivalents of R$49,996 (R$29,169 on December 31, 2016) of the subsidiary Braskem Idesa, available for its exclusive use.

5.	Financial investments

The information on financial investments was presented in the 2016 annual financial statements of the Company, in Note 7.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

			Jun/2017	Dec/2016
Loans and receivables
Time deposit investments	(i	)	440,568	434,015
Held-for-trading
LFT’s and LF’s	(ii	)	2,236,755	755,712
Other			496	756

Total			2,677,819	1,190,483

Current assets			2,677,819	1,190,483

Total			2,677,819	1,190,483

(i)	This investment was given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the Project finance of the subsidiary Braskem Idesa.
(ii)	Government bonds held-for-trading refers to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and Financial Bills (“LF’s”) are issued by financial institutions. These financial investments have maturity above three months, immediate liquidity and expected realization in the short term.

6.	Trade accounts receivable

The information on trade accounts receivable was presented in the 2016 annual financial statements of the Company, in Note 8.

	Jun/2017	Dec/2016
Customers
Domestic market	1,029,501	869,306
Foreign market	1,871,579	1,215,626
Allowance for doubtful accounts	(377,869)	(380,559)

Total	2,523,211	1,704,373

Current assets	2,460,514	1,634,137
Non-current assets	62,697	70,236

Total	2,523,211	1,704,373

7.	Inventories

The information on inventories was presented in the 2016 annual financial statements of the Company, in Note 9.

	Jun/2017	Dec/2016
Finished goods	3,789,850	3,444,898
Raw materials, production inputs and packaging	1,376,142	1,407,399
Maintenance materials	359,627	312,167
Advances to suppliers	409,468	103,267
Imports in transit and other	26,590	31,816

Total	5,961,677	5,299,547

Current assets	5,907,679	5,238,014
Non-current assets	53,998	61,533

Total	5,961,677	5,299,547

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

8.	Related parties

The information concerning related parties was presented in the 2016 annual financial statements of the Company, in Note 10.

	Balances at June 30, 2017					Balances at December 31, 2016
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and subsidiaries		Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries		Petrobras and subsidiaries	Other	Total
Balance sheet
Assets
Current
Trade accounts receivable	7,381		20,494	31,116	58,991	5,634		33,843	28,390	67,867
Inventories	155,507	8(a.iv)	37,625		193,132			5,434		5,434
Dividends and interest on capital				20,729	20,729				14,986	14,986
Other	42				42	50				50

Total assets	162,930		58,119	51,845	272,894	5,684		39,277	43,376	88,337

Liabilities
Current
Trade payables	42,704		478,921	333	521,958	77,461		904,090	1,226	982,777

Total liabilities	42,704		478,921	333	521,958	77,461		904,090	1,226	982,777

	Six-month period ended June 30, 2017					Six-month period ended June 30, 2016
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and subsidiaries		Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries		Petrobras and subsidiaries	Other	Total
Transactions
Sales of products	25,008		833,004	323,616	1,181,628	30,707		1,009,837	275,852	1,316,396
Purchases of raw materials, finished goods services and utilities	403,618	(i)	6,691,063	2,657	7,097,338	859,246	(i)	5,826,466	39,933	6,725,645
Financial income (expenses)	4,929		(36,110)		(31,181)	160		(104,399)		(104,239)
General and administrative expenses Post-employment benefits plan
Odebrecht Previdência Privada (“Odeprev”)				11,026	11,026				10,054	10,054

(i)	Includes expenses with the Braskem Idesa project, of which R$62,584 related to the period ended June 30, 2017, and R$539,096 related to the period ended June 30, 2016.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

(a)	Agreements executed and/or renewed with related companies

In the period ended June 30, 2017, the following agreements were signed with related companies:

(i)	Sales of gasoil to Refinaria de Petróleo Riograndense (“RPR”) totaled R$26,077. The product is used as feedstock in the diesel production process.

(ii)	As from January 2017, Braskem will maintain monthly negotiations for the sale of gasoline to RPR. Sales in the period amounted to R$171,733.

(iii)	Since January 2017, Braskem has held agreements for the sale of gasoline to Petrobras Distribuidora S.A., which are renewed monthly. Sales in the period amounted to R$443,665.

(iv)	In March 2017, the Company entered into an agreement for supply of hydrous ethanol with Usina Conquista do Pontal S.A. and Agro Energia Santa Luzia S.A. Ethanol is the feedstock consumed by Braskem to produce green ethylene. The agreement is guaranteed by Odebrecht Agroindustrial Participações S.A. and Rio Claro Agroindustrial S.A.. The agreement also provides for a commercial discount and other flexibilities in the process of Braskem’s acquisition of the product. It also includes an advance of R$150,000, to be restated at market rates. The advance is guaranteed by a pledge of the sugarcane crop, its products and subproducts at net market value in an amount greater than the value of the advance, with the pledged asset insured through a policy contracted from a premium insurer and with a provision for subrogation. The agreement is valid through April 30, 2018.

(b)	Key management personnel

Income statement transactions	Jun/2017	Jun/2016
Remuneration
Short-term benefits	25,873	16,065
Post-employment benefit	219	174

Total	26,092	16,239

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

9.	Taxes recoverable

The information on taxes recoverable was presented in the 2016 annual financial statements of the Company, in Note 11.

	Jun/2017	Dec/2016
Parent Company and subsidiaries in Brazil
IPI	26,525	38,909
Value-added tax on sales and services (ICMS) - normal operations	523,473	495,339
ICMS - credits from PP&E	126,132	125,145
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	26,740	32,823
PIS and COFINS - credits from PP&E	246,208	253,503
Income tax and social contribution (IR and CSL)	658,765	605,058
REINTEGRA program	66,618	53,129
Federal supervenience	161,494	155,533
Other	8,808	1,046
Foreign subsidiaries
Value-added tax	249,219	132,152
Income tax (IR)	233,125	19,103
Other	5,499	2,628

Total	2,332,606	1,914,368

Current assets	1,184,187	826,015
Non-current assets	1,148,419	1,088,353

Total	2,332,606	1,914,368

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

10.	Investments

The information related to investments was presented in the Company’s 2016 annual financial statements, in Note 12.

(a)	Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12, the Company is presenting the financial statements of the subsidiary in which it holds non-controlling interest and the effects on the Company’s consolidated statements.

Balance sheet

	Consolidated Braskem
	Ex consolidated Braskem Idesa			Braskem Idesa consolidated (i)			Eliminations		Consolidated
Assets	Jun/2017	Dec/2016		Jun/2017	Dec/2016		Jun/2017	Dec/2016	Jun/2017	Dec/2016
Curent
Cash and cash equivalents	5,417,658	6,500,265		293,792	201,599				5,711,450	6,701,865
Financial investments	2,677,819	1,190,483							2,677,819	1,190,483
Trade accounts receivable	2,047,055	1,455,893		501,111	247,465		(87,652)	(69,221)	2,460,514	1,634,137
Inventories	5,520,262	4,862,571		387,417	375,443				5,907,679	5,238,014
Taxes recoverable	1,095,362	710,982		88,825	115,033				1,184,187	826,015
Other receivables	467,541	278,865		68,690	27,170				536,231	306,034

	17,225,697	14,999,059		1,339,835	966,710		(87,652)	(69,221)	18,477,880	15,896,548

Non-current assets held for sale		359,704								359,704

	17,225,697	15,358,763		1,339,835	966,710		(87,652)	(69,221)	18,477,880	16,256,252

Non-current
Taxes recoverable	1,148,362	1,088,304		57	49				1,148,419	1,088,353
Deferred tax	133,746	189,613		892,582	1,463,502				1,026,328	1,653,115
Related parties	4,917,597	4,690,672				(ii)	(4,917,597)	(4,690,672)
Other receivables	650,855	648,511		34,656	29,823				685,511	678,334
Property, plant and equipment	18,553,724	18,814,175		12,622,298	11,171,400	(iii)	(727,940)	(648,865)	30,448,082	29,336,710
Intangible	2,621,169	2,667,708		164,742	141,379				2,785,911	2,809,087

	28,025,453	28,098,983		13,714,335	12,806,153		(5,645,537)	(5,339,537)	36,094,251	35,565,599

Total assets	45,251,150	43,457,746		15,054,170	13,772,863		(5,733,189)	(5,408,758)	54,572,131	51,821,851

Liabilities and shareholders’ equity
Current
Trade payables	5,100,510	6,335,452		244,835	278,905		(87,652)	(69,221)	5,257,693	6,545,136
Borrowings	4,216,322	2,594,463							4,216,322	2,594,463
Braskem Idesa Borrowings				10,195,823	10,437,791				10,195,823	10,437,791
Payroll and related charges	460,983	540,405		15,984	22,050				476,967	562,455
Taxes payable	935,411	611,231		12,269	12,849				947,680	624,080
Other payables	1,460,900	2,053,031		79,099	125,955				1,539,999	2,178,986

	12,174,126	12,134,582		10,548,010	10,877,550		(87,652)	(69,221)	22,634,484	22,942,911

Non-current liabilities held for sale		95,396								95,396

	12,174,126	12,229,978		10,548,010	10,877,550		(87,652)	(69,221)	22,634,484	23,038,307

Non-current
Loan agreements	19,385,947	20,736,604							19,385,947	20,736,604
Accounts payable to related parties				4,869,590	4,698,881	(ii)	(4,869,590)	(4,698,881)
Loan agreement Etileno XXI project			(v)	1,679,492	1,620,519				1,679,492	1,620,519
Provision for losses on subsidiaries	2,117,544	3,053,637				(iv)	(2,117,544)	(3,053,637)
Other payables	5,127,670	4,698,937		4,523	6,774				5,132,193	4,705,711

	26,631,161	28,489,178		6,553,605	6,326,174		(6,987,134)	(7,752,518)	26,197,632	27,062,834

Shareholders’ equity
Attributable to the Company’s shareholders	6,445,863	2,738,590		(2,047,445)	(3,430,861)		2,047,445	3,430,861	6,445,863	2,738,590
Non-controlling interest in Braskem Idesa							(705,848)	(1,017,880)	(705,848)	(1,017,880)

	6,445,863	2,738,590		(2,047,445)	(3,430,861)		1,341,597	2,412,981	5,740,015	1,720,710

Total liabilities and shareholders’ equity	45,251,150	43,457,746		15,054,170	13,772,863		(5,733,189)	(5,408,758)	54,572,131	51,821,851

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

(i)	Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.
(ii)	Loan from Braskem Holanda as part of shareholders’ contribution to Braskem Idesa’s project.
(iii)	Adjustment corresponding to the capitalization of a portion of financial charges of the loan mentioned above.
(iv)	Provision recorded in the subsidiary Braskem Holanda for the negative shareholders’ equity of Braskem Idesa.
(v)	Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Statement of operations

	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Jun/2017	Jun/2016	Jun/2017	Jun/2016	Jun/2017	Jun/2016	Jun/2017	Jun/2016
Continued operations								Restated
Net sales revenue	22,879,823	23,370,965	1,857,606	318,476	(267,271)	(52,909)	24,470,158	23,636,532
Cost of products sold	(17,126,516)	(16,851,407)	(1,038,061)	(259,479)	273,587	36,687	(17,890,990)	(17,074,199)

	5,753,307	6,519,558	819,545	58,997	6,316	(16,222)	6,579,168	6,562,333

Income (expenses)
Selling and distribution	(619,997)	(604,596)	(84,589)	(44,048)			(704,586)	(648,644)
General and administrative	(575,857)	(521,977)	(61,369)	(88,759)	14,842	24,112	(622,384)	(586,624)
Research and development	(72,145)	(82,628)					(72,145)	(82,628)
Results from equity investments	500,665	(466,953)			(477,814)	480,330	22,851	13,377
Other income (expenses), net	35,910	(349,243)	(19,103)	(14,262)			16,807	(363,505)

	5,021,883	4,494,161	654,484	(88,072)	(456,656)	488,220	5,219,711	4,894,309

Financial results
Financial expenses	(1,293,569)	(1,519,787)	(494,436)	(200,265)	131,918	27,893	(1,656,087)	(1,692,159)
Financial income	445,771	497,102	2,677	1,876	(131,918)	(123,223)	316,530	375,755
Exchange rate variations, net	(446,018)	(1,642,834)	778,735	(510,952)	(56,113)	91,094	276,604	(2,062,692)

	(1,293,816)	(2,665,519)	286,976	(709,341)	(56,113)	(4,236)	(1,062,953)	(3,379,096)

Profit before income tax and social contribution	3,728,067	1,828,642	941,460	(797,413)	(512,769)	483,984	4,156,758	1,515,213

IR and CSL—current and deferred	(839,543)	(616,545)	(269,420)	153,320			(1,108,963)	(463,225)

Profit for the period of continued operations	2,888,524	1,212,097	672,040	(644,093)	(512,769)	483,984	3,047,795	1,051,988

Discontinued operations results
Profit from discontinued operations	13,499	27,200					13,499	27,200
IR and CSL—current and deferred	(4,623)	(8,927)					(4,623)	(8,927)

	8,876	18,273					8,876	18,273

Profit for the period	2,897,400	1,230,370	672,040	(644,093)	(512,769)	483,984	3,056,671	1,070,261

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

Statement of cash flows

	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Jun/2017	Jun/2016	Jun/2017	Jun/2016	Jun/2017	Jun/2016	Jun/2017	Jun/2016
								Restated
Profit before income tax and social contribution and for the result with discontinued operations	3,728,067	1,855,842	941,460	(797,413)	(512,769)	483,984	4,156,758	1,542,413
Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	1,091,056	1,192,158	354,304	59,707	(21,158)	(7,890)	1,424,202	1,243,975
Results from equity investments	(500,665)	466,953			477,814	(480,330)	(22,851)	(13,377)
Interest and monetary and exchange variations, net	1,360,610	721,003	(124,505)	206,470	56,113	4,236	1,292,218	931,709
Gain from divestment in subsidiary	(276,816)						(276,816)
Provision for losses and write-offs of long-lived assets	25,402	12,936	328	23			25,730	12,959

	5,427,654	4,248,892	1,171,587	(531,213)			6,599,241	3,717,679

Changes in operating working capital
Held-for-trading financial investments	(1,430,383)	(466,498)					(1,430,383)	(466,498)
Trade accounts receivable	(585,091)	741,723	(253,646)	(27,197)	18,431	18,130	(820,306)	732,656
Inventories	(644,312)	417,859	(19,543)	(43,913)			(663,855)	373,946
Taxes recoverable	156,471	626,156	27,569	60,621			184,040	686,777
Prepaid expenses	(73,496)	23,420	(29,201)	(15,498)			(102,697)	7,922
Other receivables	(15,035)	(17,521)	(31,640)	(7,886)			(46,675)	(25,407)
Trade payables	(1,293,533)	(2,141,753)	(34,070)	(204,469)	(18,431)	(18,130)	(1,346,034)	(2,364,352)
Taxes payable	(21,779)	(267,212)	(155,434)	257,397			(177,213)	(9,815)
Advances from customers	(63,951)	(47,760)	(7,767)	612			(71,718)	(47,148)
Leniency agreement	(607,358)						(607,358)
Other payables	(280,448)	(333,998)	50,617	159,868			(229,831)	(174,130)

Cash from operations	568,739	2,783,308	718,472	(351,678)			1,287,211	2,431,630

Interest paid	(777,700)	(663,335)	(247,242)	(275,633)			(1,024,942)	(938,968)
Income tax and social contribution paid	(600,908)	(668,126)	(1,370)				(602,278)	(668,126)

Net cash generated by operating activities	(809,869)	1,451,847	469,860	(627,311)			(340,009)	824,536

Proceeds from the sale of fixed assets	450,000						450,000
Acquisitions to property, plant and equipment and intangible assets	(701,863)	(910,625)	(62,971)	(322,521)			(764,834)	(1,233,146)
Other investiments	1,468	38,467					1,468	38,467

Net cash used in investing activities	(250,395)	(872,158)	(62,971)	(322,521)			(313,366)	(1,194,679)

Short-term and long-term debt
Obtained	1,486,963	1,937,284					1,486,963	1,937,284
Payments	(1,513,356)	(1,865,492)					(1,513,356)	(1,865,492)
Braskem Idesa borrowings
Obtained			187,959	153,126			187,959	153,126
Payments			(448,525)	(227,201)			(448,525)	(227,201)
Related parties
Obtained loans (payment of loans )	20,637	(925,183)	(20,637)	925,183
Dividends paid	(41)	(998,982)					(41)	(998,982)

Net provided (used) in financing activities	(5,797)	(1,852,373)	(281,203)	851,108			(287,000)	(1,001,265)

Exchange variation on cash of foreign subsidiaries	(16,546)	539,202	(33,493)	29,578			(50,039)	568,780

Increase (decrease) in cash and cash equivalents	(1,082,607)	(733,482)	92,193	(69,146)			(990,414)	(802,628)

Represented by
Cash and cash equivalents at the beginning for the period	6,500,265	6,908,623	201,599	134,639			6,701,864	7,043,262
Cash and cash equivalents at the end for the period	5,417,658	6,175,141	293,792	65,493			5,711,450	6,240,634

Increase (decrease) in cash and cash equivalents	(1,082,607)	(733,482)	92,193	(69,146)			(990,414)	(802,628)

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

11.	Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2016 annual financial statements, in Note 13.

	Jun/2017			Dec/2016
	Cost	Accumulated depreciation/ depletion	Net	Cost	Accumulated depreciation/ depletion	Net
Land	481,773		481,773	471,655		471,655
Buildings and improvements	6,109,166	(1,313,069)	4,796,097	5,530,714	(1,111,642)	4,419,072
Machinery, equipment and installations	38,728,299	(17,768,071)	20,960,228	36,804,409	(16,595,497)	20,208,912
Projects and stoppage in progress	3,490,516		3,490,516	3,495,965		3,495,965
Other	1,450,691	(731,223)	719,468	1,404,759	(663,653)	741,106

Total	50,260,445	(19,812,363)	30,448,082	47,707,502	(18,370,792)	29,336,710

Capitalized charges in the six-month period ended June 30, 2017 were R$73,186 (R$298,804 on June 30, 2016).

There were no significant events or circumstances in this period that indicate the need for impairment testing on the property, plant and equipment.

12.	Intangible assets

The information on intangible assets was presented in the 2016 annual financial statements of the Company, in Note 14.

	Jun/2017			Dec/2016
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,722	(1,128,848)	2,058,874	3,187,722	(1,128,848)	2,058,874
Trademarks and patents	361,059	(115,914)	245,145	339,512	(110,880)	228,632
Software and use rights	588,019	(384,481)	203,538	566,673	(364,336)	202,337
Contracts with customers and suppliers	780,645	(502,291)	278,354	772,888	(453,644)	319,244

Total	4,917,445	(2,131,534)	2,785,911	4,866,795	(2,057,708)	2,809,087

There were no significant events or circumstances in the period ended June 30, 2017 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2016, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

13.	Borrowings

The information on borrowings was presented in the 2016 annual financial statements of the Company, in Note 15.

(a)	The Company has borrowings contracted from financial institutions and the capital markets that include restrictive clauses (covenants) requiring the presentation of its audited financial statements within the legal deadline (or within 120 days from the end of the fiscal year).

On the base date for the condensed interim financial information of June 30, 2017, these clauses were not being complied with on the base date of these financial statements within de legal deadline for the following contracts. For this reason, the amounts indicated in the column “Reclassification to current liabilities” in the following table, have been reclassified to current liabilities, in compliance with accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the Company’s creditors requested such advance payment of the obligations and that Braskem has been settling these obligations in accordance with their original maturity schedule.

Additionally, said clauses will be automatically complied with once the audited financial statements are presented, as of when said creditors will no longer be entitled to request the immediate repayment of short-term obligations, with the amounts in the following table from current liabilities to non-current liabilities.

Original maturity – reclassified to current liabilities

Maturity	Local currency Government Agents
2018
2019	2,793
2020	5,255
2021	5,255
2022	5,149
2023	4,896
2024	4,896
2025	4,896
2026	4,893
2027 and thereafter	2,448

Total	40,481

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

(b)	Borrowings position

	Annual financial charges (% )			Jun/2017	Dec/2016
Foreign currency
Bonds	US dollar exchange variation + interest between 5.38 and 7.38			14,239,556	14,216,539
Advances on exchange contracts	US dollar exchange variation + 3.91%			1,511,401	362,779
Export prepayment	Note 13 (b)			590,378	777,801
BNDES	US dollar exchange variation + interest between 6.70 and 6.86			150,781	201,147
Export credit notes	US dollar exchange variation + interest between 7.30 and 8.10			1,190,301	1,173,127
Working capital	US dollar exchange variation + 1.77% above Libor			1,464,528	1,644,487
Transactions costs				(185,344)	(199,570)

				18,961,601	18,176,310

Current liabilities				2,848,157	1,128,525
Non-current liabilities				16,113,444	17,047,785

Total				18,961,601	18,176,310

Local currency
Export credit notes	8.00			302,652	381,632
Export credit notes	105.00 e 112.50 of CDI	(i	)	1,707,898	1,717,262
BNDES	TJLP + interest between 0.00 and 3.58			1,242,629	1,527,765
BNDES	SELIC + interest between 2.32 and 2.78			560,651	602,648
BNDES	Interest between 3.50 and 7.00			241,481	288,486
BNB/ FINEP/ FUNDES	6.21			524,486	580,647
FINAME	TJLP + 1.90			1,680	1,850
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50			44,510	46,991
Other	CDI + 0.04			24,400	19,321
Transactions costs				(9,719)	(11,845)

				4,640,668	5,154,757

Current liabilities				1,368,165	1,465,938
Non-current liabilities				3,272,503	3,688,819

Total				4,640,668	5,154,757

Foreign currency and local currency
Current liabilities				4,216,322	2,594,463
Non-current liabilities				19,385,947	20,736,604

Total				23,602,269	23,331,067

(i)	The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 15.2.1 (a.ii)).

(c)	Export prepayments

Issue date	Initial amount of the transaction (US$)	Maturity	Charges (% per year)	Jun/2017	Dec/2016
Jan-2013	200,000	Nov-2022	US dollar exchange variation + semiannual Libor + 1.10	364,691	391,923
May-2016	50,000	May-2017	US dollar exchange variation + quarterly Libor + 3.25		163,564
Dec-2016	68,000	Nov-2019	US dollar exchange variation + quarterly Libor + 2.60	225,687	222,314

Total	318,000			590,378	777,801

(d)	Payment schedule

The payment schedule below shows the original long-term maturities, not including the reclassification to current liabilities arising from the breach of contractual covenants related to the presentation of audited financial statements within the legal term (Note 13(a)).

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

	Jun/2017	Dec/2016
2018	1,015,015	2,379,757
2019	3,138,233	3,310,384
2020	2,479,107	2,442,493
2021	3,724,233	3,667,632
2022	1,771,643	1,745,936
2023	13,760	13,772
2024	2,497,899	2,461,086
2025	3,827	3,839
2026	1,379	1,391
2027 and thereafter	4,781,332	4,710,314

Total	19,426,428	20,736,604

(e)	Guarantees

Braskem gave collateral for part of its borrowings as follows:

Loans	Maturity	Total debt Jun/2017	Total guaranteed	Guarantees
BNB	Dec-2022	122,222	122,222	Mortgage of plants, pledge of machinery and equipment
BNB	Aug-2024	202,649	202,649	Bank surety
BNDES	Jan-2022	2,195,542	2,195,542	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	Jun-2020	95,843	95,843	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	Jul-2024	103,772	103,772	Bank surety
FINAME	Feb-2022	1,680	1,680	Pledge of equipment

Total		2,721,708	2,721,708

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

14.	Braskem Idesa borrowings

The information on Braskem Idesa borrowings was presented in the 2016 annual financial statements in Note 16.

Identification	Initial value of operation US$		Maturity	Charges (% per year)	Jun/2017	Dec/2016
Project finance		(i)
Project finance I	700,000		Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,242,709	2,274,754
Project finance II	189,996		Feb-2027	Us dollar exchange variation + 6.17	642,356	663,856
Project finance III	600,000		Feb-2029	Us dollar exchange variation + 4.33	1,866,837	1,911,857
Project finance IV	680,004		Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,067,783	2,111,234
Project finance V	400,000		Feb-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,246,933	1,276,449
Project finance VI	89,994		Feb-2029	Us dollar exchange variation + quarterly Libor + 2.73	279,729	286,480
Project finance VII	533,095		Feb-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,661,814	1,701,229
Transactions costs					(110,906)	(104,157)

Total	3,193,089				9,897,255	10,121,702

Other borrowings
VAT borrowings		(ii)	Nov-2029	2.00% above TIIE (*)		13,500
Borrowings for working capital			Aug-2017	Usdollar exchange variation + quarterly Libor + 3.18	298,568	302,589

					298,568	316,089

					10,195,823	10,437,791

Current liabilities					10,195,823	10,437,791

Total					10,195,823	10,437,791

(*)	TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.
(i)	Financing without resource or with resource limited to shareholders.
(ii)	Financing obtained in Mexican peso and paid exclusively with IVA refund, settled in January 2017.

This kind of Project finance includes restrictive contractual clauses (covenants), among others, that require the presentation of the audited financial statements within the legal deadline (or within 120 days from the end of the fiscal year).

At the reporting date for the condensed interim financial information as of June 30, 2017, these clauses were not being complied with on the base date of these financial statements within the legal term, as well as other obligations customary in contracts of this nature. In this sense, the entire balance of non-current liabilities, in the amount of R$9,146,643, was reclassified to current liabilities, in accordance with accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the its creditors has requested said immediate repayment of obligations and Braskem Idesa has been settling this obligation in accordance with its original maturity schedule.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

Additionally, Braskem Idesa has already entered into agreements with its creditors to obtain approvals for said contractual breach in order to return the entire amount reclassified from current liabilities to non-current liabilities.

The payment schedule below shows the original long-term maturities, excluding the reclassification to current liabilities arising from the breach of contractual covenants mentioned previously.

	Jun/2017	Dec/2016
2018	361,079	709,793
2019	736,980	736,885
2020	864,851	864,149
2021	988,253	986,914
2022	823,285	822,235
2023	1,090,310	1,088,155
2024	1,179,751	1,177,017
2025	1,179,390	1,176,346
2026	1,038,472	1,035,586
2027 and thereafter	884,272	894,606

Total	9,146,643	9,491,686

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

15.	Financial instruments

The information related to financial instruments was presented in the 2016 financial statements of the Company, in Note 17.

15.1.	Non-derivative financial instruments and leniency agreement (Note 19.3)

			Fair value hierarchy	Book value		Fair value
	Note	Classification by category		Jun/2017	Dec/2016	Jun/2017	Dec/2016
Cash and cash equivalents	4
Cash and banks				2,567,561	2,178,611	2,567,561	2,178,611
Financial investments in Brazil		Loans and receivables		1,743,939	2,914,685	1,743,939	2,914,685
Financial investments abroad		Held-for-trading	Level 2	1,399,950	1,608,568	1,399,950	1,608,568

				5,711,450	6,701,864	5,711,450	6,701,864
Financial investments	5
LFT’s and LF’s		Held-for-trading	Level 2	2,236,755	755,712	2,236,755	755,712
Time deposit investments		Loans and receivables	Level 2	440,568	434,015	440,568	434,015
Other		Held-to-maturity	Level 2	496	756	496	756

				2,677,819	1,190,483	2,677,819	1,190,483
Trade accounts receivable	6			2,523,211	1,704,373	2,523,211	1,704,373
Trade payables				5,530,604	6,746,822	5,530,604	6,746,822
Borrowings	13
Foreign currency—Bond			Level 1	14,239,556	14,216,539	15,039,361	12,509,981
Foreign currency—other borrowings				4,907,389	4,159,341	4,907,389	4,159,341
Local currency				4,650,387	5,166,602	4,650,387	5,166,602

				23,797,332	23,542,482	24,597,137	21,835,924
Braskem Idesa borrowings	14			10,306,729	10,541,948	10,306,729	10,541,948
Loan ton non-controlling shareholder of Braskem Idesa				1,679,492	1,620,519	1,679,492	1,620,519
Leniency agreement	19.3			2,314,344	2,853,230	2,314,344	2,853,230
Other payables (BNDESPAR)					176,846		176,846

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

15.2.	Derivative financial instruments designated and not designated for hedge accounting

15.2.1	Changes

				Operation characteristics			Net (Asset)/	Change		Net (Asset)/
Identification	Note		Fair value hierarchy	Principal exposure	Derivatives	Accumulated OCI (equity)	Liability Dec/2016	in fair value	Financial settlement	Liability Jun/2017
Hedge accounting transactions
Dollar put option	15.2.1	(a.i)	Level 2	Real	Dollar		(4,184)	5,139		955
Exchange swap	15.2.1	(a.ii)	Level 2	CDI	Dollar + Interests	533,134	857,099	14,484	(9,148)	862,435
Interest rate swaps			Level 2	Libor	Fixed rates	302,399	(266)	(1,316)	5,207	3,625

						835,533	852,649	18,307	(3,941)	867,015

Derivatives operations
Current assets							(8,387)
Non-current assets							(29,308)			(14,820)
Current liabilities							29,042			41,350
Non-current liabilities							861,302			840,485

							852,649			867,015

(a)	Operations designated for hedge accounting

(a.i)	U.S. dollar Put Options

In September 2016, Braskem launched a recurring currency hedge program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar (such as electricity, payroll, etc.).

As of June 30, 2017, Braskem held a total notional value of put options of R$3,258, with a maximum term of 18 months and average strike price of 2.97 R$/US$. Braskem also held a total notional value of short positions in call option contracts in the amount of R$2,261. The average strike price of the short position in call options was R$4.28.

This type of strategy involving options, called Collar, offers protection in the event the Brazilian real appreciates while simultaneously enabling the capture of competitiveness gains in the event of currency depreciation, until limited to the strike price of the options.

Such operations were designed for the hedge accounting of cash flows as from January 1, 2017, and seek to hedge future dollar-denominated revenues with maturities in months coinciding with the maturity of the derivatives and that said it’s been accounted in compliance with Company’s cash flow hedge accounting policy.

The US Dollar put options were initially recognized at fair value and is being subsequently remeasured to its fair value at the end of each reporting period. The gain or loss relating to the effective portion of US Dollar options in-the-money (intrinsic value) is recognized in other comprehensive income in equity. The gain or loss relating to the ineffective portion and the extrinsic value of the option is recognized immediately in profit or loss within financial expenses or financial income.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

(a.ii)	Swaps related to export credit notes (NCE)

	Nominal value	Hedge Financial charges for year	Maturity	Fair value
Identification				Jun/2017	Dec/2016
Swap NCE I to III	400,000	Exchange variation + 6.15%	Aug-2019	439,611	438,201
Swap NCE IV to VII	450,000	Exchange variation + 4.93% to 7.90%	Apr-2019	422,824	418,898

Total	850,000			862,435	857,099

Derivatives operations
Current assets					(4,203)
Current liabilities				21,950
Non-Current liabilities				840,485	861,302

Total				862,435	857,099

15.3.	Non-derivative liabilities designated for export hedge accounting

(a.i)	Future exports in U.S. dollars

On June 30, 2017, exports that were designated and not yet realized are shown below:

Total nominal value US$
2017	420,273
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,854

5,508,373

The following table shows the changes in financial instruments designated for this hedge in the period:

	US$
	Dec/2016	Hedge discontinued	Jun/2017
Designated balance	5,301,099	(402,325)	4,898,774

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

On June 30, 2017, the maturities of financial liabilities designated are as follows:

Total nominal value US$
2017	889,595
2018	772,104
2019	449,736
2020	570,782
2021	1,017,703
2022	510,000
2024	688,854

4,898,774

Considering the strong cash generation in recent quarters, the Management of the Company believed it was appropriate to advance the payment of dollar-denominated obligations, including liabilities designated for this hedge. As a result of the decision, the amount of US$609,598 was discontinued prospectively (US$402,325 for the period ended June 30, 2017). Exchange variation on the discontinued amount, of R$771,222 (R$495,860 for the period ended June 30,2017), which is recorded under Shareholders’ Equity as “Other comprehensive income” (“OCI”) will be taken to net financial income (expenses) as of July 2017, as the hedged exports are realized.

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge descontinued - Third quarter 2017	207,273	2.0017	3.3302	275,362
Hedge descontinued - Fourth quarter 2017	213,000	2.0017	3.1684	248,507
Hedge descontinued - First quarter 2018	189,325	2.0017	3.3082	247,353

	609,598			771,222

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge for the six-month period ended June 30, 2017:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Gross nominal value
First quarter	201,277	2.0017	3.2400	249,241
Second quarter	208,135	2.0017	3.2015	249,721

	409,412			498,962

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
At December 31, 2016	(7,439,927)	2,529,575	(4,910,352)
Exchange variation recorded in the period on OCI / IR and CSL	(230,507)	78,372	(152,135)
Exchange variation transferred to profit or loss / IR and CSL	498,962	(169,647)	329,315

At June 30, 2017	(7,171,472)	2,438,300	(4,733,172)

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

(a.ii)	Liabilities related to the Project Finance of future sales in U.S. dollar

On June 30, 2017, sales designated and not yet realized are as follows:

Nominal value US$
2017	106,182
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164

3,048,244

The following table shows the changes in financial instruments designated for these hedge operations in the period:

	US$
	Dec/2016	Sales in the year	Hedge discontinued	Jun/2017
Designated balance	3,125,315	(77,070)	(12,091)	3,036,154

On June 30, 2017, the maturities of financial liabilities designated were distributed as follows:

Nominal value US$
2017	105,992
2018	221,390
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,788
2025	357,221
2026	308,650
2027	150,419
2028	124,348
2029	26,312

3,036,154

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

The following table provides the balance of exchange variation of the discontinued amount, net of realization already occurred, on June 30, 2017, which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge descontinued	12,091	13.4541	17.9915	54,860	10,039

				54,860	10,039

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the six-month period ended June 30, 2017:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	29,174	13.6650	20.0871	187,361	30,918
Second quarter	47,896	13.6560	18.5659	235,167	42,992

	77,070			422,528	73,910

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange variation	IR	Net effect
At December 31, 2016	(4,182,052)	1,255,350	(2,926,702)
Exchange variation recorded in the period on OCI / IR	1,403,603	(421,081)	982,522
Exchange variation transferred to profit or loss / IR	73,910	(22,173)	51,737

At June 30, 2017	(2,704,539)	812,096	(1,892,443)

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

15.4.	Credit quality of financial assets

(a)	Trade accounts receivable

On June 30, 2017, the credit ratings for the domestic market were as follows:

				(%)
				Jun/2017	Dec/2016
1	Minimum risk			12.58	8.92
2	Low risk			38.61	39.98
3	Moderate risk			25.63	30.51
4	High risk			18.60	16.48
5	Very high risk	(i	)	4.58	4.11

(i)	Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators

	Last 12 months
	Domestic Market	Export Market
June 30, 2017	0.49%	0.08%
December 31, 2016	0.18%	0.04%
June 30, 2016	0.27%	0.10%

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

(b)	Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

		Jun/2017	Dec/2016
Financial assets with risk assessment
AAA		4,288,374	3,871,105
AA+		3,362	241,359
AA		60,023	5,370
AA-		638,249	654,232
A+		1,601,138	2,426,078
A		1,521,426	364,198
A-		147,455	209,175
BBB+		3,060	116,987
BBB		122,538

		8,385,625	7,888,504
Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	3,644	3,843

		3,644	3,843

Total		8,389,269	7,892,347

(i)	Investments approved by the Management of the Company, as permitted by the financial policy.

15.5.	Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)	Selection of risks

On June 30, 2017, the main risks that can affect the value of Braskem’s financial instruments are:

•	Brazilian real/U.S. dollar exchange rate;

•	Brazilian real/Mexican peso exchange rate;

•	Libor floating interest rate;

•	Selic interest rate;

•	CDI interest rate; and

•	TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

(b)	Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from June 30, 2017, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$28,144 for the NCE exchange rate swap (Note 15.2.1(a.ii)) and at US$2,489 for put and call options (Note 15.2.1(a.i)) and null for the swap of Libor related to Braskem Idesa’s project.

(c)	Selection of scenarios

(c.1)	Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of June 30, 2017. According to the Market Readout, at the end of 2017, the U.S. dollar will appreciate by 1.2% against the Brazilian real, compared to the closing PTAX rate at June 30, 2017, while the Selic rate will be 8.5% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is a decrease of 0.50% from the current rate of 7.0%, in line with the size of the government’s most recent decisions to increase or decrease the rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

(c.2)	Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

	Gain (losses)
Instrument / Sensitivity	Probable	Possible adverse (25%)	Extreme adverse (50%)
Brazilian real/U.S. dollar exchange rate
Bonds	(177,707)	(3,516,094)	(7,032,189)
BNDES	(1,905)	(37,695)	(75,391)
Working capital / structured operations	(33,544)	(663,707)	(1,327,415)
Export prepayments	(7,331)	(145,053)	(290,107)
Braskem Idesa borrowings	(128,827)	(2,548,956)	(5,097,911)
Financial investments abroad	(19,097)	(377,850)	(755,700)
Swaps	(21,787)	(431,094)	(840,350)
Dollar put option	(1,852)	(25,013)	(77,752)
Financial investments abroad	36,103	714,331	1,428,662
Selic interest rate
BNDES	33,842	(52,500)	(108,648)
Libor floating interest rate
Working capital / structured operations	(643)	(3,217)	(6,433)
Export prepayments	(2,251)	(11,254)	(22,508)
Swaps	2,060	10,233	20,300
CDI interest rate
Swaps NCE	32,076	(48,179)	(97,805)
Swaps NCA	60,205	(94,454)	(196,790)
Financial investments in local currency	(30,308)	43,974	87,479

Instrument / Sensitivity	Probable 6.5%	Possible adverse 7.5%	Extreme adverse 8.0%
TJLP interest rate
BNDES	26,540	(26,993)	(54,443)
Other government agents	37	(37)	(75)

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

16.	Taxes payable

The information related to taxes payable was presented in the Company’s 2016 annual financial statements, in Note 18.

	Jun/2017	Dec/2016
Brazil
IPI	65,110	59,323
IR and CSL	219,653	222,680
ICMS	211,500	182,034
PIS and COFINS	98,816	59,105
Other	50,103	62,743
Other countries
IR	214,252	46,670
Value-added tax	128,670	15,622

Total	988,104	648,177

Current liabilities	947,680	624,080
Non-current liabilities	40,424	24,097

Total	988,104	648,177

17.	Income tax (“IR”) and social contribution (“CSL”)

The information related to income tax and social contribution was presented in the Company’s 2016 annual financial statements, in Note 20.

(a)	Reconciliation of the effects of income tax and social contribution on profit or loss

	Jun/2017	Jun/2016
		Restated
Income before IR and CSL	4,156,758	1,515,213
IR and CSL at the rate of 34%	(1,413,298)	(515,172)
Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	4,151	4,548
Tax loss and negative basis - Installment Rectification	38,403
Tax benefits (Sudene and PAT)	41,654
Difference of rate applicable to each country	166,406	(4,335)
Other permanent adjustments	53,721	51,734

IR and CSL on results of operations	(1,108,963)	(463,225)

Breakdown of IR and CSL:
Current IR and CSL	(363,969)	(551,597)
Deferred IR and CSL	(744,994)	88,372

Total	(1,108,963)	(463,225)

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

(b)	Breakdown of deferred income tax and social contribution

(b.i)	According to tax collection records

	Jun/2017	Dec/2016
Assets
Tax losses (IR) and negative base (CSL)	1,864,478	2,420,376
Goodwill amortized	4,270	4,624
Exchange variations	255,357	464,947
Temporary adjustments	336,775	717,868
Business combination	192,101	191,250

	2,652,981	3,799,065

Liabilities
Amortization of goodwill based on future profitability	783,659	767,277
Tax depreciation	919,228	867,922
Temporary adjustments	313,414	316,991
Business combination	179,353	198,381
Additional indexation PP&E	54,325	118,202
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	398,904	263,808
Other	3,506	123,892

	2,652,389	2,656,473

(b.ii)	Offset for the purpose of presentation in the balance sheet

	Jun/2017
	Headquarters (Country)	IR and CSL		Balance
		Tax calculation	Compensation
Assets
Braskem S.A	Brazil	1,523,548	(1,523,548)
Braskem Chile	Chile	90		90
Braskem Argentina	Argentina	4,291		4,291
Braskem Alemanha	Germany	25,420		25,420
Braskem Idesa	Mexico	892,582		892,582
Braskem México Serviços	Mexico	1,613		1,613
Braskem Petroquímica	Brazil	103,105	(103,105)
Braskem Petroquímica—business combination effects	Brazil	102,332		102,332

		2,652,981	(1,626,653)	1,026,328

Liabilities
Braskem S.A	Brazil	2,063,638	(1,523,548)	540,090
Braskem America	USA	305,228		305,228
Braskem Petroquímica	Brazil	165,562	(103,105)	62,457
Braskem Petroquímica—business combination effects	Brazil	117,961		117,961

		2,652,389	(1,626,653)	1,025,736

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

	Dec/2016
	Headquarters (Country)	IR and CSL		Balance
		Tax calculation	Compensation
Assets
Braskem S.A	Brazil	2,106,303	(2,063,844)	42,459
Braskem Argentina	Argentina	6,745		6,745
Braskem Alemanha	Germany	36,932		36,932
Braskem Chile	Chile	135	(135)
Braskem Idesa	Mexico	1,463,502		1,463,502
Braskem México Serviços	Mexico	1,994		1,994
Braskem Petroquímica	Brazil	81,971	(81,971)
Braskem Petroquímica and Braskem Qpar—business combination effects	Brazil	101,483		101,483

		3,799,065	(2,145,950)	1,653,115

Liabilities
Braskem S.A	Brazil	2,063,844	(2,063,844)
Braskem America	USA	305,289		305,289
Braskem Chile	Chile	1,404	(135)	1,269
Braskem Petroquímica	Brazil	162,241	(81,971)	80,270
Braskem Petroquímica and Braskem Qpar—business combination effects	Brazil	123,695		123,695

		2,656,473	(2,145,950)	510,523

(c)	Realization of deferred income tax and social contribution

In the six-month period ended June 30, 2017, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

18.	Sundry provisions

The information on sundry provisions was presented in the 2016 annual financial statements of the Company, in Note 22.

	Jun/2017	Dec/2016
Provision for customers rebates	32,123	41,475
Provision for recovery of environmental damages	229,397	254,040
Other	24,455	23,621

Total	285,975	319,136

Current liabilities	78,875	112,891
Non-current liabilities	207,100	206,245

Total	285,975	319,136

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

19.	Contingencies

19.1.	Claims with probable loss and arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2016 annual financial statements, in Note 23.1.

	Jun/2017	Dec/2016
Labor claims	200,193	207,827
Tax claims
Normal operations
IR and CSL	14,044	11,462
PIS and COFINS	208,444	204,516
ICMS	44,067	39,604
Other tax claims	18,578	19,586

	285,133	275,168

Business Combination
IR and CSL	48,158	45,656
PIS and COFINS	53,947	51,052
ICMS—interstate purchases	235,859	223,071
ICMS—other	17,308	16,379

	355,272	336,158

Corporate claims	110,084	105,175
Civil claims and other	65,200	60,909

	1,015,882	985,237

19.2.	Claims with possible losses

The amount of claims and a description of the main claims with possible losses are presented in the financial statements for fiscal year 2016, in Note 23.2.

(a)	Civil claims

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. On June 30, 2017, the damages claimed in the lawsuit amounted to R$140 million.

Based on the opinion of external legal counsel accompanying the case, the Management believes that the lawsuit has a possible risk of loss within an eight-year period.

No judicial deposit or other form of security was made for these suits.

(b)	Tax claims

In March 2017, the Company received a tax deficiency notice claiming that the methodology used to offset tax losses and tax loss carryforwards at Rio Polímeros failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Income Tax and Social Contribution liabilities in its merger into Braskem Qpar S/A, in August 2013. On June 30, 2017, the restated value of the taxes recorded amounted to R$247 million.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

The Company’s external legal advisors estimate that the administrative proceedings should be concluded by 2020.

Considering that the requirement to pay the tax liability has been suspended, currently no administrative, escrow or other type of guarantee deposit has been made for this proceeding.

19.3.	Reports of irregularities and global settlement with authorities

Complete information on the reports of irregularities and on the global settlement with authorities was presented in Note 23.3 to the Company’s annual financial statements for 2016.

(a)	Global Settlement with authorities

The Leniency Agreement (“Agreement”) with the Federal Prosecution Office (“MPF”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion), were definitively ratifying in the following manner:

1.	In Brazil, the Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016 and on June 6, 2017 by the Judge of the 13th Federal Court of Curitiba.

2.	The agreement with U.S. Department of Justice (“DoJ”) was confirmed by sentence by the American justice on January 26, 2017.

3.	The U.S. Securities and Exchange Commission (“SEC”) confirmed the agreement on February 28, 2017.

4.	The agreement with Swiss authorities did not require ratification to produce effect.

Of the total amount of the Global Agreement, the Company has already paid approximately R$1.3 billion in the following manner:

1.	US$94,894 (R$296,591) to DoJ on February 8, 2017;

2.	US$65,000 (R$206,460) to SEC on April 27, 2017;

3.	CHF30,240 (R$104,307) to the Office of the Attorney General of Switzerland on June 27, 2017;

4.	R$736,445 to MPF on July 6, 2017.

The outstanding amount of approximately R$1.7 billion will be paid in the following manner:

1.	CHF64,260 to the Office of the Attorney General of Switzerland in four equal annual and successive installments of CHF16,065 due on June 30 of each year as from 2018;

2.	R$1.5 billion to MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2018. To guarantee payment of the installments coming due, Braskem offered fixed assets in an amount corresponding to one annual installment.

(b)	Reimbursement for damages and other considerations

A significant portion of the total amount of R$$2.2 billion to be paid to MPF will be made available for use in reimbursing third parties for any damages caused by the wrongdoings.

Under the Agreement, the MPF undertook to coordinate actions with other authorities or government agencies with which Braskem comes to negotiate for entering into agreements involving the facts uncovered in connection with the Agreement, the public prosecution offices of states and cities in Brazil, state-owned companies and state-controlled companies for entering into similar agreements with such organizations, including for the purpose of preventing duplicate restitution with regard to the amount paid under the Agreement.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

The Agreement does not prevent any third party from filing proceedings to seek reimbursement for any damages caused by Braskem, which could result in payments other than those provided for in the Agreement. Therefore, the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully reimburse any third parties affected by the wrongdoings, which means that the Company may be subject to the payment of damages or financial penalties other than those provided for in the Global Settlement.

With the exception of the amount mentioned above, as well as of the other non-monetary obligations imposed on the Company under the Global Settlement, it may have a material adverse effect on our business, reputation, financial condition, financial instruments and operational results, as well as on the liquidity and price of the securities of Braskem. Furthermore, the negative publicity resulting from the Global Settlement, could have a material adverse impact on our businesses, including reducing the demand for our products, our financial instruments and other effects that currently cannot be estimated or measured. In addition, other authorities with jurisdiction over our company may seek to impose additional monetary sanctions or fines or commence new investigations against us. Finally, as a result of the Global Settlement, the Company may be barred from entering into certain agreements with government authorities and may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices, including the cost of the external monitorship.

It is not possible to predict the impacts on Braskem of others investigations or of any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

(d)	Class action

On July 1, 2015, a putative class action lawsuit was filed against the Company and its certain of its current and former officers in the United States District Court for the Southern District of New York. In the operative complaint, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company’s stock in violation of U.S. securities laws. The Company has engaged a U.S. law firm to represent it and filed motion to dismiss on July 6, 2016.

On March 31, 2017, the judge rendered a decision on the motion to dismiss granting it in part and denying it in part. With respect to the remaining claims, the class action is now in the discovery stage.

On August 29, 2017, the Lead Plaintiff, in agreement with the Company, has filed a letter requesting an amendment to the previously agreed schedule of the discovery, as the parties are currently engaged in settlement negotiations. Any definitive agreement that might be reached by the parties would be subject to a variety of conditions, including Court approval. The Company cannot foresee the outcome of this process, at this stage.

The Company may be named as a defendant in other legal actions. Furthermore, the Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in the securities class action and any other related actions that may arise in the future. The litigation has required significant time and dedication of the Management of the Company and is expected to continue to require such time and attention in the future.

On September 14, 2017, the Company and the Lead Plaintiff in In re Braskem Securities Litigation (U.S. District Court for the Southern District of New York) have signed a proposed settlement agreement (“Proposed Settlement”) and submitted it to the mentioned Court for preliminary approval.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

Under the terms of the Proposed Settlement, Braskem would pay US$10 million to resolve all claims of a settlement class consisting of purchasers of Braskem American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange during the period of July 15, 2010 through March 11, 2015, that arise out of or relates to the subject matter of the Class Action, with the exception of any such claims belonging to purchasers who file valid and timely requests to opt out of the settlement class.

In accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), the Company will record a provision in the amount of US$10 million, equivalent to approximately R$31 million, based on the fixed exchange rate of R$3.13 to US$1.00. The amount is deemed not material by management for the period ended June 30, 2017 and will be recognized in the statement of operations in the item “Other income (expenses), net” in the third quarter of 2017.

Braskem has made no admission of any wrongdoing or liability as part of the Proposed Settlement, and entered into the Proposed Settlement solely to avoid the risk, uncertainty, and expense of further litigation. The Proposed Settlement is subject to a number of conditions including Court approval.

20.	Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2016 annual financial statements, in Note 26.

(a)	Capital

			Amount of shares
			Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Odebrecht			226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras			212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i	)		0.00%	54,996,724	15.94			54,996,724	6.90
Other			12,907,077	2.86	133,834,903	38.79	578,330	100.00	147,320,310	18.48

Total			451,668,652	100.00	343,775,864	99.64	578,330	100.00	796,022,846	99.85

Treasury shares	(ii	)			1,234,758	0.36			1,234,758	0.15

Total			451,668,652	100.00	345,010,622	100.00	578,330	100.00	797,257,604	100.00

(i)	American Depositary Receipts traded on the New York Stock Exchange (USA);
(ii)	Includes 1,154,758 shares held by Braskem Petroquímica, considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

(b)	Other comprehensive income—shareholders’ equity

	Attributed to shareholders’ interest
			Defined			Foreign			Non-
	Additional	Deemed	benefit	Foreign		currency	Gain (loss)	Total	controlling
	indexation of	cost of	plans actuarial	sales	Fair value	translation	on interest	Braskem	interest in
	PP&E	PP&E	Gain (loss)	hedge	of hedge	adjustment	in subsidiary	shareholders’	Braskem
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	Idesa	Total
On December 31, 2015	217,595	17,309	(39,232)	(9,666,973)	(685,396)	1,105,391	(9,404)	(9,060,710)	(476,708)	(9,537,418)

Additional indexation
Realization	(20,635)							(20,635)		(20,635)
Income tax and social contribution	7,016							7,016		7,016
Deemed cost of jointly-controlled investment
Realization		(730)						(730)		(730)
Income tax and social contribution		248						248		248
Foreign sales hedge
Exchange rate				3,613,180				3,613,180	(273,493)	3,339,687
Transfer to result				777,966				777,966	3,574	781,540
Income tax and social contribution				(1,522,163)				(1,522,163)	82,048	(1,440,115)
Fair value of Cash flow hedge
Change in fair value					239,487			239,487	(38,128)	201,359
Transfer to result					(14,876)			(14,876)	(6,652)	(21,528)
Income tax and social contribution					(81,741)			(81,741)	13,434	(68,307)
Fair value of cash flow hedge from jointly-controlled					(12,765)			(12,765)		(12,765)
Foreign currency translation adjustment						(215,975)		(215,975)	191,986	(23,989)

On June 30, 2016	203,976	16,827	(39,232)	(6,797,990)	(555,291)	889,416	(9,404)	(6,291,698)	(503,939)	(6,795,637)

On December 31, 2016	190,359	16,344	(43,351)	(7,105,377)	(539,518)	1,169,088	(9,404)	(6,321,859)	(548,601)	(6,870,460)
Additional indexation
Realization	(20,437)							(20,437)		(20,437)
Income tax and social contribution	6,949							6,949		6,949
Deemed cost of jointly-controlled investment
Realization		(730)						(730)		(730)
Income tax and social contribution		248						248		248
Foreign sales hedge
Exchange rate				822,195				822,195	350,901	1,173,096
Transfer to result				554,394				554,394	18,478	572,872
Income tax and social contribution				(423,715)				(423,715)	(110,814)	(534,529)
Fair value of Cash flow hedge
Change in fair value					(7,979)			(7,979)	(880)	(8,859)
Transfer to result					48,227			48,227	11,799	60,026
Income tax and social contribution					(12,374)			(12,374)	(3,277)	(15,651)
Fair value of cash flow hedge from jointly-controlled					3,762			3,762		3,762
Foreign currency translation adjustment						(175,118)		(175,118)	(113,447)	(288,565)

On June 30, 2017	176,871	15,862	(43,351)	(6,152,503)	(507,882)	993,970	(9,404)	(5,526,437)	(395,841)	(5,922,278)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

21.	Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Jun/2017	Jun/2016
		Restated
Profit for the period attributed to Company’s shareholders of continued operations	2,888,524	1,209,880
Distribution of dividends attributable to priority:
Preferred shares class “A”	208,416	208,409
Preferred shares class “B”	351	360

	208,767	208,769

Distribution of 6% of unit value of common shares	273,827	273,824
Distribution of plus income, by class:
Common shares	1,366,133	412,971
Preferred shares class “A”	1,039,797	314,316

	2,405,930	727,287

Reconciliation of income available for distribution, by class (numerator):
Common shares	1,639,960	686,795
Preferred shares class “A”	1,248,213	522,725
Preferred shares class “B”	351	360

	2,888,524	1,209,880

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class “A”	343,775,864	343,768,220
Preferred shares class “B”	578,330	593,618

	796,022,846	796,030,490

Profit per share (in R$)
Common shares	3.6309	1.5206
Preferred shares class “A”	3.6309	1.5206
Preferred shares class “B”	0.6069	0.6065

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

22.	Net sales revenues

	Jun/2017	Jun/2016
		Restated
Sales revenue
Domestic market	17,004,059	15,918,691
Foreign market	11,778,506	11,430,701

	28,782,565	27,349,392
Sales and services deductions
Taxes
Domestic market	(4,158,457)	(3,476,669)
Foreign market	(15,165)	(13,456)
Costumers rebates
Domestic market	(3,415)	(21,763)
Foreign market	(24,655)	(26,699)
Sales returns
Domestic market	(61,683)	(145,720)
Foreign market	(49,032)	(28,553)

	(4,312,407)	(3,712,860)

Net sales and services revenue	24,470,158	23,636,532

23.	Other net income (expenses)

	Note		Jun/2017	Jun/2016
				Restated
Participation of members in profits and results	(i	)	(174,133)	(183,872)
Expense and depreciation with hibernate plants			(97,724)	(100,613)
Expenses from fixed assets			(30,911)	(30,575)
Capital gain—sale of Quantiq	3		276,816
Other			42,759	(48,445)

			16,807	(363,505)

(i)	In the period ended June 30, 2016, the amounts related to this item were reclassified from “costs of products sold” (R$83,363), “selling and distribution expenses” (R$3,994) and “general and administrative expenses” (R$96,515) (Note 2.5(b)).

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

24.	Financial results

	Jun/2017	Jun/2016
		Restated
Financial income
Interest income	286,111	352,879
Other	30,419	22,876

	316,530	375,755

Financial expenses
Interest expenses	(1,147,962)	(1,192,252)
Monetary variations on fiscal debts	(46,365)	(45,433)
Discounts granted	(60,255)	(54,182)
Loans transaction costs—amortization	(25,469)	(29,392)
Adjustment to present value—appropriation	(174,589)	(273,615)
Other	(201,447)	(97,285)

	(1,656,087)	(1,692,159)

Exchange rate variations, net
On financial assets	209,373	(1,010,274)
On financial liabilities	67,231	(1,052,418)

	276,604	(2,062,692)

Total	(1,062,953)	(3,379,096)

The financial effects of the Leniency Agreement in the period ended June 30, 2017 were: R$ 26,493 (inflation recorded under financial expenses “Other”), R$ 5,130 (“Exchange rate variations on financial liabilities”) and R$36,849 (“Adjustment to present value—appropriation”).

25.	Expenses by nature and function

	Jun/2017	Jun/2016
		Restated
Classification by nature:
Raw materials other inputs	(14,509,167)	(13,773,204)
Personnel expenses	(1,074,155)	(1,151,829)
Outsourced services	(986,094)	(965,353)
Depreciation, amortization and depletion	(1,424,202)	(1,241,299)
Freights	(1,011,658)	(1,008,150)
Other expenses, net	(268,022)	(615,765)

Total	(19,273,298)	(18,755,600)

Classification by function:
Cost of products sold	(17,890,990)	(17,074,199)
Selling and distribution	(704,586)	(648,644)
General and administrative	(622,384)	(586,624)
Research and development	(72,145)	(82,628)
Other income (expenses), net	16,807	(363,505)

Total	(19,273,298)	(18,755,600)

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at June 30, 2017

All amounts in thousands, unless otherwise stated

26.	Segment information

The information by segment was presented in the 2016 annual financial statements, in Note 33.

	Jun/2017
				Operating expenses
	Net	Cost of		Selling, general	Results from
	sales	products	Gross	and distribuition	equity	Other income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net	Braskem
Reporting segments
Basic petrochemicals	12,514,921	(10,166,902)	2,348,019	(376,465)		(79,907)	1,891,647
Polyolefins	9,705,309	(7,603,727)	2,101,582	(639,369)		(62,170)	1,400,043
Vinyls	1,457,179	(1,252,403)	204,776	(76,209)		(50,072)	78,495
USA and Europe	4,734,490	(3,577,997)	1,156,493	(296,192)		(1,545)	858,756
Mexico	1,821,095	(1,025,393)	795,702	(134,618)		(23,712)	637,372

Total	30,232,994	(23,626,422)	6,606,572	(1,522,853)		(217,406)	4,866,313
Other segments	7,220	(8,659)	(1,439)	(129)		(1,639)	(3,207)
Corporate unit				63,612	22,851	235,852 (i)	322,315

Braskem consolidated before eliminations and reclassifications	30,240,214	(23,635,081)	6,605,133	(1,459,370)	22,851	16,807	5,185,421

Eliminations and reclassifications	(5,770,056)	5,744,091	(25,965)	60,255			34,290

Total	24,470,158	(17,890,990)	6,579,168	(1,399,115)	22,851	16,807	5,219,711

	Jun/2016
				Operating expenses
	Net	Cost of		Selling, general	Results from
	sales	products	Gross	and distribuition	equity	Other income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net	Braskem
							Restated
Reporting segments
Basic petrochemicals	12,105,795	(9,721,997)	2,383,798	(306,891)		(104,513)	1,972,394
Polyolefins	10,407,556	(8,183,726)	2,223,830	(619,844)		(78,604)	1,525,382
Vinyls	1,482,236	(1,393,112)	89,124	(108,571)		(15,362)	(34,809)
USA and Europe	4,832,660	(3,077,924)	1,754,736	(219,771)		(29,865)	1,505,100
Mexico	334,324	(263,580)	70,744	(91,797)		(58,781)	(79,834)

Total	29,162,571	(22,640,339)	6,522,232	(1,346,874)		(287,125)	4,888,233
Other segments	6,012	(86,116)	(80,104)	(48,075)		20,367	(107,812)
Corporate unit				(64,824)	13,377	(11,279)	(62,726)

Braskem consolidated before eliminations and reclassifications	29,168,583	(22,726,455)	6,442,128	(1,459,773)	13,377	(278,037)	4,717,695

Eliminations and reclassifications	(5,532,051)	5,652,256	120,205	141,877		(85,468)	176,614

Total	23,636,532	(17,074,199)	6,562,333	(1,317,896)	13,377	(363,505)	4,894,309

(i)	Includes gain from sale of the former “chemical distribution” segment in the amount of R$276,816 (Note 3).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2017

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas
Name: Pedro van Langendonck Teixeira de Freitas
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.